FUSE SCIENCE, INC.

26135 N.W. 167th Street, #E-21

Miami Lakes, Florida 33015

June 22, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Jennifer Gowetski, Esq.
Folake Ayoula, Esq.

Re:	Fuse Science, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No.: 333-179682

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:30 p.m. Eastern Time on Tuesday, June 26, 2012, or as soon thereafter as practicable.

The Company further acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin, Chief Executive Officer